Exhibit 99.1

4th Quarter 2010 • Earnings News Release • Three and twelve months ended October 31, 2010

TD Bank Group Reports Fourth Quarter and Fiscal 2010 Results

This quarterly earnings release should be read in conjunction with our unaudited fourth quarter 2010 consolidated financial results ended October 31, 2010 included in this Earnings News Release and with our audited 2010 Consolidated Financial Statements, which is available on our website at http://www.td.com/investor/. This analysis is dated December 2, 2010. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies used in the preparation of these consolidated financial results are consistent with those used in the Bank’s October 31, 2010 Consolidated Financial Statements. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:
•	Reported diluted earnings per share were $1.07, compared with $1.12.
•	Adjusted diluted earnings per share were $1.38, compared with $1.46.
•	Reported net income was $994 million, compared with $1,010 million.
•	Adjusted net income was $1,260 million, compared with $1,307 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:
•	Reported diluted earnings per share were $5.10, compared with $3.47.
•	Adjusted diluted earnings per share were $5.77, compared with $5.35.
•	Reported net income was $4,644 million, compared with $3,120 million.
•	Adjusted net income was $5,228 million, compared with $4,716 million.

Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section of the Management’s Discussion and Analysis for an explanation of reported and adjusted results.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The fourth quarter reported earnings figures included the following items of note:
•	Amortization of intangibles of $115 million after tax (14 cents per share), compared with $116 million after tax (13 cents per share) in the fourth quarter last year.
•
A loss of $8 million after tax (1 cent per share), due to the change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio, compared with a loss of $73 million after tax (9 cents per share) in the fourth quarter last year.

•
Integration and restructuring charges of $18 million after tax (2 cents per share), relating to the U.S. Personal and Commercial Banking acquisitions, compared with $89 million after tax (10 cents per share) in the fourth quarter last year.

•
A loss of $4 million after tax, due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses (PCL), compared with a loss of $19 million after tax (2 cents per share) in the fourth quarter last year.

•
An increase in the tax provision of $121 million (14 cents per share) reflecting the resolution of a number of outstanding tax matters related to certain previously discontinued strategies in the Wholesale Banking segment.

TORONTO, December 2, 2010 - TD Bank Group (TD or the Bank) today announced its financial results for the fourth quarter ended October 31, 2010. Overall results for the quarter reflected very strong retail earnings performance.
“The fourth quarter completed a great year for TD, with our retail operations delivering a record $4.8 billion in adjusted earnings for 2010. Canadian Personal and Commercial Banking had yet another strong quarter, while our U.S. operations continued to perform very well despite new regulatory challenges and ongoing weakness in the economy,” said Ed Clark, Group President and Chief Executive Officer, TD. “Our results in Wholesale Banking also exceeded our expectations, even though markets remained challenging.”

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 2

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking posted earnings of $773 million in the fourth quarter, up 24% from the same period last year. Revenue grew 10% while PCL declined by 24%. Expenses increased by 9% due to the timing of business investment initiatives and higher project-related costs. TD Canada Trust (TDCT) reported strong volume growth, primarily in core banking, financing services, real estate secured lending, and insurance. During the quarter, TDCT also announced it will introduce Sunday hours across approximately 300 branches, providing seven-day banking in those branches.
    “For the fourth straight quarter, earnings at Canadian Personal and Commercial Banking grew more than 20%, marking an outstanding year for the business. We continued to win market share, benefitting from our leadership position in branch hours and the ongoing investment in our network,” said Tim Hockey, Group Head, Canadian Banking and Insurance, TD. “This quarter, customer satisfaction levels also hit a record by every measure we track, which speaks to our commitment to delivering the absolute best in customer service and convenience. For 2011, we expect healthy but more moderate growth in revenue, as volume growth slows and competitive pricing continues to pressure margins.”

Wealth Management
Global Wealth net income, which excludes TD’s reported investment in TD Ameritrade, was $118 million in the quarter, up 22% from the same period last year, driven by increased fee-based revenue from higher client assets and increased net interest margin. The fourth quarter marked the seventh consecutive quarter of improved profit for the business. TD Ameritrade contributed $33 million in earnings to the segment, down 44% from the same period last year, due to lower earnings at TD Ameritrade and the translation effect of a stronger Canadian dollar.
“We see good momentum in the business and we remain competitive in attracting new client assets with our product and service offering,” said Mike Pedersen, Group Head, Wealth Management, Direct Channels and Corporate Shared Services, TD. “I’m proud to be leading a business poised for growth.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated US$257 million in reported net income for the quarter. On an adjusted basis, the segment earned US$275 million, up 40% from the fourth quarter last year. Revenue in U.S. dollar terms grew 14% from the same period last year, driven by increased loan and deposit volume, wider product spreads, and recent acquisitions. Total PCL dropped to US$142 million, down 29% compared with the same period last year.
“TD Bank, America’s Most Convenient Bank, finished the year on a high note, delivering US$1 billion in adjusted earnings for 2010, despite the sluggish pace of recovery of the U.S. economy and the low interest rate environment,” said Bharat Masrani, Group Head, U.S. Personal and Commercial Banking, TD. “We’re confident we have built a competitive growth platform around a business model focused on long-term profitability. While we remain somewhat cautious given the macroeconomic challenges, we will continue to take market share in 2011 and are excited by the early performance we’ve seen from the acquisitions in Florida and the Carolinas completed this year.”

Wholesale Banking
Wholesale Banking recorded net income of $95 million on a reported basis, and $216 million on an adjusted basis, for the quarter. Last year’s results reflected strong, broad-based performance driven by the unprecedented rate of recovery in the global financial system. This quarter, as markets continued to normalize, the business experienced lower client volumes and fewer trading opportunities, partially offset by better currency trading, investment banking income and investment portfolio gains.
“This quarter was a strong finish to a very good year. TD Securities generated close to $1 billion in adjusted net income in 2010 despite a challenging operating environment," said Bob Dorrance, Group Head, Wholesale Banking, TD. “Our client-driven franchise strategy served us well through the choppy markets and we are well positioned for continued good performance through 2011.”

Corporate
The Corporate segment, which includes the Bank’s other activities, recorded a net loss of $290 million, up $28 million, on a reported basis, and a net loss of $163 million, up $109 million, on an adjusted basis, from the same period last year. The higher adjusted net loss this quarter was primarily attributable to higher net corporate expenses and the impact of favourable tax-related items last year, partially offset by favourable hedging and treasury activities.

Capital
TD’s Tier 1 capital ratio was 12.2%. Capital quality remained very high, with tangible common equity comprising about 75% of Tier 1 capital.
“We expect to hold more capital as a result of the new rules being finalized by regulators. However, our current levels are very strong and we do not believe we will need to raise additional capital as a result,” Clark said. “Our dividend policy remains driven by our outlook for earnings, rather than our capital position, and we expect to provide the market with some clarity in that regard in the next several months.”

Conclusion
“Looking back on 2010, this has been a year of significant growth for TD and we’re poised to continue to deliver strong results despite the challenging economy and the regulatory environment, which still remains uncertain,” Clark said. “The pace of recovery has been slower than we would like and interest rates remain near historic lows. However, we’re confident that our ongoing investments in our franchise, and our unrelenting focus on the needs of our customers and clients will help us achieve sustainable growth in the years ahead. Our success wouldn’t be possible without the dedication shown by our employees every day and I want to thank them for another great year."

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 3

The foregoing contains forward-looking statements.

Caution Regarding Forward-Looking Statements
From time to time, the Bank makes written and/or oral forward-looking statements, including in this earnings news release, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this earnings news release, the Bank’s 2010 Management’s Discussion and Analysis (“MD&A”) under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011” and in other statements regarding the Bank’s objectives and priorities for 2011 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current uncertainty related to the financial, economic and regulatory environments, such risks and uncertainties - many of which are beyond the Bank’s control and the effects of which can be difficult to predict - may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal, environmental and other risks, all of which are discussed in the MD&A. Additional risk factors include the impact of recent U.S. legislative developments, as discussed under “Significant Events in 2010” in the “How we Performed” section of this earnings news release; changes to and new interpretations of capital and liquidity guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; and the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information. We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the “Risk Factors and Management” section of the 2010 MD&A. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and we caution readers not to place undue reliance on the Bank’s forward-looking statements.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2010 MD&A under the headings “Economic Summary and Outlook” and, for each business segment, “Business Outlook and Focus for 2011”, as updated in subsequently filed quarterly Reports to Shareholders.
Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 4

FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009 1	Oct. 31, 2010	Oct. 31, 2009 1
Results of operations
Total revenue	$5,017	$4,744	$4,718	$19,565	$17,860
Provision for credit losses	404	339	521	1,625	2,480
Non-interest expenses	3,263	2,966	3,095	12,163	12,211
Net income - reported2	994	1,177	1,010	4,644	3,120
Net income - adjusted2	1,260	1,304	1,307	5,228	4,716
Economic profit3	105	208	262	876	561
Return on common equity - reported	9.7%	12.2%	11.0%	12.1%	8.4%
Return on invested capital3	11.0%	12.0%	12.6%	12.1%	11.4%
Financial position
Total assets	$619,545	$603,467	$557,219	$619,545	$557,219
Total risk-weighted assets	199,910	189,190	189,585	199,910	189,585
Total shareholders’ equity	42,302	41,336	38,720	42,302	38,720
Financial ratios
Efficiency ratio - reported	65.0%	62.5%	65.6%	62.2%	68.4%
Efficiency ratio - adjusted	61.4%	58.8%	58.4%	58.6%	59.2%
Tier 1 capital to risk-weighted assets	12.2%	12.5%	11.3%	12.2%	11.3%
Provision for credit losses as a % of net average loans	0.60%	0.51%	0.79%	0.62%	0.97%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$1.08	$1.30	$1.12	$5.13	$3.49
Diluted earnings	1.07	1.29	1.12	5.10	3.47
Dividends	0.61	0.61	0.61	2.44	2.44
Book value	44.29	43.41	41.13	44.29	41.13
Closing share price	73.45	73.16	61.68	73.45	61.68
Shares outstanding (millions)
Average basic	874.9	870.2	855.6	867.1	847.1
Average diluted	879.7	875.1	861.1	872.1	850.1
End of period	878.5	874.1	858.8	878.5	858.8
Market capitalization (billions of Canadian dollars)	$64.5	$63.9	$53.0	$64.5	$53.0
Dividend yield	3.4%	3.4%	3.7%	3.5%	4.8%
Dividend payout ratio	56.4%	47.2%	54.3%	47.6%	70.3%
Price to earnings ratio	14.4	14.2	17.8	14.4	17.8
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.39	$1.44	$1.47	$5.81	$5.37
Diluted earnings	1.38	1.43	1.46	5.77	5.35
Dividend payout ratio	44.1%	42.4%	41.5%	42.1%	45.6%
Price to earnings ratio	12.7	12.5	11.6	12.7	11.6
1	As explained in the “How the Bank Reports” section, effective the second quarter ended April 30, 2009, the reporting periods of U.S. entities are aligned with the reporting period of the Bank.
2	Adjusted measures are non-GAAP. Refer to the “How the Bank Reports” section for an explanation of reported and adjusted results.
3	Economic profit and return on invested capital are non-GAAP financial measures. Refer to the “Economic Profit and Return on Invested Capital” section for an explanation.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 5

HOW WE PERFORMED

How the Bank Reports
The Bank prepares its Consolidated Financial Statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
Effective April 30, 2009, the reporting periods of TD Bank, N.A., which operates as TD Bank, America’s Most Convenient Bank, were aligned with the reporting period of the Bank to eliminate the one month lag in financial reporting. Prior to April 30, 2009, the reporting period of TD Bank, N.A. was included in the Bank’s financial statements on a one month lag. In accordance with the CICA Handbook Section 1506, Accounting Changes, this alignment is considered a change in accounting policy. The Bank has assessed that the impact to prior periods is not material and therefore, an adjustment was made to opening retained earnings of the second quarter of 2009, to align the reporting period of TD Bank, N.A. to that of the Bank’s reporting period.

The following table provides the operating results - reported for the Bank.

Operating Results - Reported
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Net interest income	$2,983	$2,921	$2,825	$11,543	$11,326
Non-interest income	2,034	1,823	1,893	8,022	6,534
Total revenue	5,017	4,744	4,718	19,565	17,860
Provision for credit losses	404	339	521	1,625	2,480
Non-interest expenses	3,263	2,966	3,095	12,163	12,211
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,350	1,439	1,102	5,777	3,169
Provision for income taxes	374	310	132	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	27	26	27	106	111
Equity in net income of an associated company,
net of income taxes	45	74	67	235	303
Net income - reported	994	1,177	1,010	4,644	3,120
Preferred dividends	48	49	48	194	167
Net income available to common
shareholders - reported	$946	$1,128	$962	$4,450	$2,953

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 6

Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income
Operating results - adjusted	For the three months ended			For the twelve months ended
(millions of Canadian dollars)	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Net interest income	$2,983	$2,921	$2,825	$11,543	$11,326
Non-interest income1	2,049	1,861	1,984	8,020	7,294
Total revenue	5,032	4,782	4,809	19,563	18,620
Provision for credit losses2	404	339	521	1,685	2,225
Non-interest expenses3	3,088	2,811	2,807	11,464	11,016
Income before income taxes, non-controlling interests
in subsidiaries, and equity in net income of an
associated company	1,540	1,632	1,481	6,414	5,379
Provision for income taxes4	315	392	231	1,387	923
Non-controlling interests in subsidiaries, net of income taxes	27	26	27	106	111
Equity in net income of an associated company,
net of income taxes5	62	90	84	307	371
Net income - adjusted	1,260	1,304	1,307	5,228	4,716
Preferred dividends	48	49	48	194	167
Net income available to common shareholders - adjusted	1,212	1,255	1,259	5,034	4,549
Adjustments for items of note, net of income taxes
Amortization of intangibles6	(115)	(117)	(116)	(467)	(492)
Increase (decrease) in fair value of derivatives hedging the
reclassified available-for-sale debt securities portfolio7	(8)	(14)	(73)	5	(450)
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions8	(18)	(5)	(89)	(69)	(276)
Increase (decrease) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses9	(4)	9	(19)	(4)	(126)
Recovery of income taxes due to changes
in statutory income tax rates10	-	-	-	11	-
Release of insurance claims11	-	-	-	17	-
General allowance release (increase) in Canadian Personal and
Commercial Banking and Wholesale Banking12	-	-	-	44	(178)
Settlement of TD Banknorth shareholder litigation13	-	-	-	-	(39)
FDIC special assessment charge14	-	-	-	-	(35)
Agreement with Canada Revenue Agency15	(121)	-	-	(121)	-
Total adjustments for items of note	(266)	(127)	(297)	(584)	(1,596)
Net income available to common
shareholders - reported	$946	$1,128	$962	$4,450	$2,953
1
Adjusted non-interest income excludes the following items of note: fourth quarter 2010 - $8 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 9; $7 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 7; third quarter 2010 - $15 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $53 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; second quarter 2010 - $5 million loss due to change in fair value of CDS hedging the corporate loan book; $34 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2010 - $11 million loss due to change in fair value of CDS hedging the corporate loan book; $12 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; $25 million recovery of insurance claims, as explained in footnote 11; fourth quarter 2009 - $30 million loss due to change in fair value of credit default swaps (CDS) hedging the corporate loan book; $61 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio; third quarter 2009 - $118 million loss due to change in fair value of CDS hedging the corporate loan book; $24 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; second quarter 2009 - $61 million loss due to change in fair value of CDS hedging the corporate loan book; $166 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2009 - $13 million gain due to change in fair value of CDS hedging the corporate loan book; $313 million loss due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio.

2
Adjusted provision for credit losses (PCL) excludes the following items of note: second quarter 2010 - $60 million release in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking, as explained in footnote 12; third quarter 2009 - $65 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; second quarter 2009 - $110 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking; first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.

3
Adjusted non-interest expenses excludes the following items of note: fourth quarter 2010 – $147 million amortization of intangibles as explained in footnote 6; $28 million of integration charges related to U.S. Personal and Commercial Banking acquisitions, as explained in footnote 8; third quarter 2010 – $147 million amortization of intangibles; $8 million of integration charges related to U.S. Personal and Commercial Banking acquisitions; second quarter 2010 – $149 million amortization of intangibles; first quarter 2010 – $149 million amortization of intangibles; $71 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; fourth quarter 2009 – $151 million amortization of intangibles; $137 million restructuring and integration charges related to the Commerce acquisition; third quarter 2009 – $158 million amortization of intangibles; $109 million of integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions; $55 million the Federal Deposit Insurance Corporation (FDIC) special assessment charge, as explained in footnote 14; second quarter 2009 – $171 million amortization of intangibles; $77 million integration and restructuring charges related to the Commerce acquisition; settlement of TD Banknorth shareholder litigation of $58 million, as explained in footnote 13; first quarter 2009 – $173 million amortization of intangibles; $106 million integration and restructuring charges related to U.S. Personal and Commercial Banking acquisitions.

4	For reconciliation between reported and adjusted provision for income taxes, see the ‘Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes’ table.
5
Adjusted equity in net income of an associated company excludes the following items of note: fourth quarter 2010 - $17 million amortization of intangibles, as explained in footnote 6; third quarter 2010 - $16 million amortization of intangibles; second quarter 2010 - $22 million amortization of intangibles; first quarter 2010 - $17 million amortization of intangibles; fourth quarter 2009 - $17 million amortization of intangibles; third quarter 2009 - $20 million amortization of intangibles; second quarter 2009 - $16 million amortization of intangibles; first quarter 2009 - $15 million amortization of intangibles.

6
Amortization of intangibles primarily relates to the Canada Trust acquisition in 2000, the TD Banknorth acquisition in 2005 and its privatization in 2007, the Commerce acquisition in 2008, the acquisitions by TD Banknorth of Hudson United Bancorp (Hudson) in 2006 and Interchange Financial Services (Interchange) in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.

7
Effective August 1, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to the available-for-sale category in accordance with the Amendments to CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 7

8
As a result of U.S. Personal and Commercial Banking acquisitions and related integration and restructuring initiatives undertaken, the Bank may incur integration and restructuring charges. Restructuring charges consist of employee severance costs, the costs of amending certain executive employment and award agreements, contract termination fees, and the write-down of long-lived assets due to impairment. Integration charges consist of costs related to employee retention, external professional consulting charges, marketing (including customer communication and rebranding), and integration-related travel costs. Beginning in Q2 2010, U.S. Personal and Commercial Banking has elected not to include any further Commerce-related integration and restructuring charges in this item of note as the efforts in these areas wind down and in light of the fact that the integration and restructuring is substantially complete. For the twelve months ended October 31, 2010, the integration charges were driven by the FDIC-assisted and South Financial acquisitions and there were no restructuring charges recorded.

9
The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted earnings exclude the gains and losses on the CDS in excess of the accrued cost. When a credit event occurs in the corporate loan book that has an associated CDS hedge, the PCL related to the portion that was hedged via the CDS is netted against this item of note.

10	This represents the impact of scheduled changes in the income tax statutory rate on net future income tax balances.
11
The Bank accrued an additional actuarial liability in its insurance subsidiary operations for potential losses in the first quarter of 2008 related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. In Q3 2009, the government of Alberta won its appeal of the decision. The plaintiffs sought leave to appeal the decision to the Supreme Court of Canada and in Q1 2010, the Supreme Court of Canada denied the plaintiffs’ application to seek leave to appeal. As result of this favourable outcome, the Bank released its provision related to the minor injury cap litigation in Alberta.

12
Effective November 1, 2009, TD Financing Services (formerly VFC Inc.) aligned their loan loss methodology with that used for all other Canadian Personal and Commercial Banking retail loans; any general provisions resulting from the revised methodology are included in “General allowance increase in Canadian Personal and Commercial Banking and Wholesale Banking.”

13
Upon the announcement of the privatization of TD Banknorth in November 2006, certain minority shareholders of TD Banknorth initiated class action litigation alleging various claims against the Bank, TD Banknorth, and TD Banknorth officers and directors. The parties agreed to settle the litigation in February 2009 for $61.3 million (US$50 million) of which $3.7 million (US$3 million) had been previously accrued on privatization. The Court of Chancery in Delaware approved the settlement of the TD Banknorth Shareholders’ Litigation effective June 24, 2009, and the settlement became final.

14	On May 22, 2009, FDIC, in the U.S., finalized a special assessment resulting in a charge of $55 million before tax or US$49 million before tax.
15
The Bank resolved several outstanding tax matters related to Wholesale Banking strategies that have been previously reassessed by the Canada Revenue Agency (CRA) and that were awaiting resolution by the CRA appeals division or the courts. The Bank no longer enters into these types of strategies.

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS1
(Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Diluted - reported	$1.07	$1.29	$1.12	$5.10	$3.47
Items of note affecting income (as above)	0.31	0.14	0.34	0.67	1.88
Diluted - adjusted	$1.38	$1.43	$1.46	$5.77	$5.35
Basic - reported	$1.08	$1.30	$1.12	$5.13	$3.49
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.

Non-GAAP Financial Measures - Reconciliation of Reported to Adjusted Provision for Income Taxes1
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Provision for income taxes - reported	$374	$310	$132	$1,262	$241
Adjustments for items of note: Recovery of
(provision for) income taxes2
Amortization of intangibles	49	46	52	197	229
Fair value of derivatives hedging the reclassified
available-for-sale debt securities portfolio	(1)	39	(12)	19	114
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	10	3	48	38	153
Fair value of credit default swaps hedging the corporate
loan book, net of provision for credit losses	4	(6)	11	5	70
Income tax benefit due to changes in statutory income tax rates	-	-	-	11	-
Insurance claims	-	-	-	(8)	-
General allowance increase (release) in Canadian Personal
and Commercial Banking and Wholesale Banking	-	-	-	(16)	77
Settlement of TD Banknorth shareholder litigation	-	-	-	-	19
FDIC special assessment charge	-	-	-	-	20
Agreement with Canada Revenue Agency	(121)	-	-	(121)	-
Total adjustments for items of note	(59)	82	99	125	682
Provision for income taxes - adjusted	$315	$392	$231	$1,387	$923
Effective income tax rate - adjusted3	20.5%	24.0%	15.6%	21.6%	17.2%
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 8

ECONOMIC PROFIT AND RETURN ON INVESTED CAPITAL
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and, therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC, and adjusted net income available to common shareholders. Adjusted results, items of note, and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Net Income Available to Common Shareholders - Adjusted, Economic Profit, and Return on Invested Capital
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	Oct. 31, 2009
Average common equity	$38,816	$36,564	$34,846	$36,639	$35,341
Average cumulative goodwill/intangible assets amortized,
net of income taxes	5,093	4,994	4,698	4,943	4,541
Average invested capital	$43,909	$41,558	$39,544	$41,582	$39,882
Rate charged for invested capital	10.0%	10.0%	10.0%	10.0%	10.0%
Charge for invested capital	$1,107	$1,047	$997	$4,158	$3,988
Net income available to common shareholders - reported	$946	$1,128	$962	$4,450	$2,953
Items of note impacting income, net of income taxes	266	127	297	584	1,596
Net income available to common
shareholders - adjusted	$1,212	$1,255	$1,259	$5,034	$4,549
Economic profit	$105	$208	$262	$876	$561
Return on invested capital	11.0%	12.0%	12.6%	12.1%	11.4%

Significant Events in 2010

Acquisition of The South Financial Group, Inc.
On September 30, 2010, the Bank acquired 100% of the outstanding common shares of The South Financial Group, Inc. (South Financial) for total consideration to common shareholders of approximately $65 million paid in cash and common shares in the amount of $11 million and $54 million, respectively. Each common share of South Financial was exchanged for US $0.28 cash or 0.004 of a Bank common share, resulting in the issuance of approximately 720 thousand common shares of the Bank. In addition, immediately prior to completion of the transaction, the United States Department of the Treasury sold the Bank its South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharged all accrued but unpaid dividends on that stock for total cash consideration of approximately $134 million. The acquisition was accounted for by the purchase method. The results of South Financial from the acquisition date to October 31, 2010 have been consolidated with the Bank’s results for the year ended October 31, 2010. The results are included with TD Bank, N.A. and are reported in the U.S. Personal and Commercial Banking segment. As at September 30, 2010, the acquisition contributed $6.6 billion of loans and $9.0 billion of deposits to the Bank’s Consolidated Balance Sheet. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

U.S. Legislative Developments
Recent market and economic conditions have led to new legislation and numerous proposals for changes in the regulation of the financial services industry, including significant additional legislation and regulation in the United States. On July 21, 2010 the President of the United States signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) which provides for widespread reform of the U.S. financial industry. At over 2,300 pages in length, the Act will affect every financial institution in the United States and many financial institutions, including the Bank, that operate outside the United States. The Act makes significant changes in areas such as banking and bank supervision and the resolution of systemically important financial companies, consumer protection, securities, derivatives, and executive compensation, among others. The Act also calls for a large number of regulatory rulemaking projects, as well as numerous studies and on-going reports as part of its implementation. Accordingly, while the Act will have an effect on the business of the Bank, especially its business operations in the United States, the full impact on the Bank will not be known until such time as the implementing regulations are released.
    Other regulatory changes include the amendments to Regulation E, or the Electronic Funds Transfer Act, which prohibits financial institutions from charging fees to consumers for paying automated teller machine and point of sale transactions that result in an overdraft, and the Credit Card Act, which will, among other things, significantly restrict the Bank’s ability to charge interest rates and assess fees to reflect individual customer risk. For more detail on the impact of Regulation E, see the U.S. Personal and Commercial Banking segment disclosure in the “How Our Businesses Performed” section of this report.
The Bank continues to monitor closely these and other legislative developments and analyze the impact such regulatory and legislative changes may have on its businesses.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 9

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking including TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment.
Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expenses is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2010 Management Discussion and Analysis, Appendix A of this Earnings News Release, and Note 33 to the 2010 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see the “How We Performed” section of this document and in the 2010 Management Discussion and Analysis.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results is reversed in the Corporate segment. The TEB adjustment for the quarter was $117 million, compared with $120 million in the fourth quarter last year, and $92 million in the prior quarter. On a full year basis, the TEB adjustment was $415 million, compared with $470 million in the same period last year.
The Bank securitizes retail loans and receivables, and records a gain or loss on sale, including the recognition of an asset related to retained interests. Credit losses incurred on retained interests after securitization are recorded as a charge to non-interest income in the Bank's Interim Consolidated Financial Statements. For segment reporting, PCL related to securitized volumes is included in Canadian Personal and Commercial Banking but is reversed in the Corporate segment and reclassified as a charge to non-interest income to comply with GAAP.

Canadian Personal and Commercial Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009
Net interest income	$1,854	$1,819	$1,668
Non-interest income	814	827	766
Total revenue	2,668	2,646	2,434
Provision for credit losses	239	236	313
Non-interest expenses	1,331	1,222	1,226
Net income	773	841	622
Selected volumes and ratios
Return on invested capital	32.9%	35.5%	27.1%
Margin on average earning assets (including securitized assets)	2.91%	2.92%	2.88%
Efficiency ratio	49.9%	46.2%	50.4%
Number of Canadian retail branches	1,127	1,116	1,116
Average number of full-time equivalent staff	34,844	34,573	33,080

Quarterly comparison - Q4 2010 vs. Q4 2009
Canadian Personal and Commercial Banking net income for the quarter was $773 million, an increase of $151 million, or 24%, compared with the fourth quarter last year. The annualized return on invested capital for the quarter was 32.9%, compared with 27.1% in the fourth quarter last year.
Canadian Personal and Commercial Banking revenue is derived from personal banking, business banking, and insurance. Revenue for the quarter was $2,668 million, an increase of $234 million, or 10%, compared with the fourth quarter last year, primarily due to strong volume growth in real estate secured lending, financing services, personal and business deposits, and insurance. Compared with the fourth quarter last year, real estate secured lending volume, including securitized assets, increased $17.0 billion, or 10%, while consumer loan volume increased $3.4 billion, or 11%. Business loans and acceptances volume increased $1.6 billion, or 5%. Personal deposit volume increased $6.8 billion, or 5%, while business deposit volume increased $6.1 billion, or 12%. Gross originated insurance premiums increased $75 million, or 10%. Margin on average earning assets increased by 3 bps to 2.91% compared with the fourth quarter last year as higher margins in real estate secured lending were partially offset by margin compression in deposits and lower mortgage breakage revenue.
PCL for the quarter was $239 million, a decrease of $74 million, or 24%, compared with the fourth quarter last year. Personal banking PCL was $221 million, a decrease of $58 million, or 21%, mainly due to better credit conditions resulting from an improving economic environment. Business banking PCL was $18 million, a decrease of $16 million, or 47%, due to higher commercial banking provisions taken in the fourth quarter last year. Annualized PCL as a percentage of credit volume was 0.37%, a decrease of 16 bps, compared with the fourth quarter last year. Net impaired loans were $553 million, a decrease of $2 million, compared with the fourth quarter last year. Net impaired loans in commercial banking remain at relatively low levels largely due to active management. Net impaired loans as a percentage of total loans were 0.85%, compared with 0.93% as at October 31, 2009.
Non-interest expenses for the quarter were $1,331 million, an increase of $105 million, or 9%, compared with the fourth quarter last year, primarily due to project-related costs, which included costs related to a project cancellation, the timing of business investments, and higher employee compensation costs.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 10

The average full-time equivalent (FTE) staffing levels increased by 1,764, or 5%, compared with the fourth quarter last year reflecting continued investment in our businesses. The efficiency ratio for the quarter improved to 49.9%, compared with 50.4% in the fourth quarter last year.

Quarterly comparison – Q4 2010 vs. Q3 2010
Canadian Personal and Commercial Banking net income for the quarter decreased $68 million, or 8%, compared with the prior quarter. The annualized return on invested capital for the quarter was 32.9%, compared with 35.5% in the prior quarter.
Revenue for the quarter increased $22 million compared with the prior quarter. Compared with the prior quarter, real estate secured lending volume, including securitized assets, increased $4.4 billion, or 2%, consumer loan volume increased $0.8 billion, or 2%, while business loans and acceptances increased $0.7 billion, or 2%. Personal deposit volume increased $1.7 billion, or 1%, while business deposit volume increased $1.4 billion, or 3%. Gross originated insurance premiums decreased $58 million, or 7% due to seasonality of policy renewals. Margin on average earning assets decreased 1 bp to 2.91%.
PCL for the quarter increased $3 million compared with the prior quarter. Personal banking PCL decreased $1 million while business banking PCL increased $4 million. Net impaired loans increased $28 million, or 5%, compared to the prior quarter. Net impaired loans as a percentage of total loans were 0.85%, compared with 0.82% as at July 31, 2010.
Non-interest expenses for the quarter increased $109 million, or 9%, compared with the prior quarter largely due to higher project-related costs, including a large project cancellation, and the timing of business investment initiatives.
The average FTE staffing levels increased by 271 compared with the prior quarter. The efficiency ratio for the current quarter worsened to 49.9%, compared with 46.2% in the prior quarter.

Wealth Management
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009
Net interest income	$97	$93	$67
Non-interest income	542	523	520
Total revenue	639	616	587
Non-interest expenses	468	447	444
Net income
Global Wealth	118	117	97
TD Ameritrade	33	62	59
Total	151	179	156
Selected volumes and ratios - Global Wealth
Assets under administration (billions of Canadian dollars)	224	211	191
Assets under management (billions of Canadian dollars)	183	174	171
Return on invested capital	13.5%	16.2%	13.6%
Efficiency ratio	73.2%	72.6%	75.6%
Average number of full-time equivalent staff	7,000	7,027	6,769

Quarterly comparison - Q4 2010 vs. Q4 2009
Wealth Management net income for the quarter was $151 million, a decrease of $5 million, or 3%, compared with the fourth quarter last year. Global Wealth net income, which excludes TD Ameritrade, was $118 million, an increase of $21 million, or 22%, largely driven by increased fee-based revenue from higher average client assets in the advice-based and asset management businesses, and higher net interest margin. The Bank’s reported investment in TD Ameritrade generated net income for the quarter of $33 million, a decrease of $26 million, or 44%, compared with the fourth quarter last year. The decrease was due to lower earnings and the translation effect of a stronger Canadian dollar. For its fourth quarter ended September 30, 2010, TD Ameritrade reported net income of US$114 million, a decrease of US$43 million, or 27%, compared with the fourth quarter last year. Wealth Management’s annualized return on invested capital for the quarter was 13.5%, compared with 13.6% in the fourth quarter last year.
Wealth Management revenue is derived from online brokerage, advice-based businesses, and asset management services. Global Wealth revenue for the quarter was $639 million, an increase of $52 million, or 9%, compared to the fourth quarter last year. The increase was primarily due to higher assets under administration and assets under management which drove strong fee-based revenue growth in the advice-based and asset management businesses, the inclusion of U.K. acquisitions, increased net interest margin, and higher client margin loans and deposit balances. This increase was partially offset by reduced trading volumes in the online brokerage business combined with lower commissions per trade in Canada as active traders accounted for a higher proportion of trading volumes.
Non-interest expenses for the quarter were $468 million, an increase of $24 million, or 5%, compared with the fourth quarter last year. This increase was primarily due to higher variable compensation and trailer fees driven by increased revenue from higher asset levels in the advice-based and asset management businesses, higher investment to support business growth, and the inclusion of U.K. acquisitions. This increase was partially offset by reduced staffing levels in the U.S. wealth management businesses resulting from the winding down of the financial advisory business.
The average FTE staffing levels increased by 231, or 3%, compared with the fourth quarter last year, primarily due to additional FTE staff related to the U.K. acquisitions, growth in client-facing FTE staff, and growth in support FTE for infrastructure, partially offset by a reduction of staff in the U.S. wealth management businesses. The efficiency ratio for the current quarter improved to 73.2%, compared with 75.6% in the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 11

Assets under administration of $224 billion as at October 31, 2010, increased by $33 billion, or 17%, from October 31, 2009. Assets under management of $183 billion as at October 31, 2010, increased by $12 billion, or 7%, from October 31, 2009. These increases were driven by market appreciation and net new client assets.

Quarterly comparison - Q4 2010 vs. Q3 2010
Wealth Management net income for the quarter decreased by $28 million, or 16%, compared with the prior quarter. Global Wealth net income increased by $1 million. The Bank’s reported investment in TD Ameritrade reflected a decrease in net income of $29 million, or 47%, compared with the prior quarter due to lower earnings at TD Ameritrade. For its fourth quarter ended September 30, 2010, TD Ameritrade reported a net income decline of US$65 million, or 36%, compared with the prior quarter. Wealth Management’s annualized return on invested capital for the quarter was 13.5%, compared with 16.2% in the prior quarter.
Revenue for the quarter increased $23 million, or 4%, compared with the prior quarter, primarily due to increased revenue from higher assets under management in our asset management businesses and higher assets under administration in our advice-based businesses.
Non-interest expenses increased $21 million compared to the prior quarter due to higher variable compensation and trailer fees driven by increased revenue from higher asset levels and higher costs related to technology projects.
The average FTE staffing levels decreased by 27 compared with the prior quarter, reflecting reduced business volumes in the online brokerage channel and support areas. The efficiency ratio for the current quarter worsened slightly to 73.2%, compared with 72.6% in the prior quarter.
Assets under administration as at October 31, 2010 increased $13 billion, or 6%, from July 31, 2010. Assets under management as at October 31, 2010 increased $9 billion, or 5%, from July 31, 2010. The increase in the assets was due to the positive market impact on asset values and an increase in net new client assets.

U.S. Personal and Commercial Banking
(millions of dollars, except as noted)	For the three months ended
	Canadian dollars			U.S. dollars
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009
Net interest income	$962	$909	$840	$933	$874	$781
Non-interest income	257	314	273	250	302	255
Total revenue	1,219	1,223	1,113	1,183	1,176	1,036
Provision for credit losses - loans	133	132	175	129	127	162
Provision for credit losses - debt securities
classified as loans	13	(1)	41	13	(1)	39
Provision for credit losses - total	146	131	216	142	126	201
Non-interest expenses - reported	763	724	806	741	696	751
Non-interest expenses - adjusted	736	716	669	714	688	623
Net income - reported	265	282	122	257	271	113
Adjustments for items of note, net of income taxes1
Integration and restructuring charges relating to
U.S. Personal and Commercial Banking acquisitions	18	5	89	18	5	83
Net income - adjusted	283	287	211	275	276	196
Selected volumes and ratios
Return on invested capital	6.3%	6.4%	4.5%	6.3%	6.4%	4.5%
Margin on average earning assets (TEB)	3.50%	3.47%	3.46%	3.50%	3.47%	3.46%
Efficiency ratio - reported	62.6%	59.2%	72.4%	62.6%	59.2%	72.4%
Efficiency ratio - adjusted	60.4%	58.5%	60.1%	60.4%	58.5%	60.1%
Number of U.S. retail stores	1,269	1,100	1,028	1,269	1,100	1,028
Average number of full-time equivalent staff	21,104	20,181	19,242	21,104	20,181	19,242
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison - Q4 2010 vs. Q4 2009
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter was $265 million, an increase of $143 million, or 117%, on a reported basis, and $283 million, an increase of $72 million, or 34%, on an adjusted basis, compared with the fourth quarter last year. The strengthening of the Canadian dollar against the U.S. dollar decreased the reported and adjusted net income by $13 million, for the current quarter. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The annualized return on invested capital for the quarter was 6.3%, compared with 4.5% in the fourth quarter last year. On September 30th, the Bank closed on the acquisition of South Financial. As at October 31, 2010, South Financial had total assets of US$9.7 billion and total deposits of US$8.6 billion.
In U.S. dollar terms, revenue for the quarter was US$1,183 million, an increase of US$147 million, or 14%, compared with the fourth quarter last year. The increase was primarily due to increased loan and deposit volume, wider product spreads, and recent acquisitions. Revenue growth was muted due to the implementation of Regulation E in the current quarter. Margin on average earning assets increased by 4 bps to 3.50% compared with the fourth quarter last year, primarily due to expanded loan margins. Compared with the fourth quarter last year, average loans increased US$6.9 billion, or 13%. Excluding acquisitions, average loans increased US$3.0 billion, or 6%, with average personal loans increasing US$2.1 billion, or 11%, primarily due to a US$1.7 billion increase in residential mortgages, and average business loans increasing US$0.8 billion, or 2%. Average deposits increased US$23.8 billion, or 22%. Excluding acquisitions, average deposits increased $18.5 billion, or 17%, which included a US$13.4 billion increase in TD Ameritrade insured deposit accounts (IDA). Average deposit volume, excluding the impact of the TD Ameritrade IDAs and acquisitions, increased US$5.1 billion, or 6%, due to maturing stores and solid organic growth. Business deposit volumes (excluding government) increased US$3.5 billion, or 13%, government deposits were flat, and personal deposit volumes increased US$1.7 billion, or 4%.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 12

Total PCL for the quarter was US$142 million, a decrease of US$59 million, or 29%, compared with the fourth quarter last year. PCL for loans for the quarter was US$129 million, a decrease of US$33 million, or 20%, compared with the fourth quarter last year. Annualized PCL for loans as a percentage of credit volume was 0.85%, a decrease of 40 bps compared with the fourth quarter last year. Net impaired loans, excluding debt securities classified as loans and covered assets, were US$1,097 million, an increase of US$284 million, or 35%, compared with the fourth quarter last year. The increase was largely due to net new formations resulting from weakness in the commercial real estate market in the U.S. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.7%, compared with 1.5% as at October 31, 2009. Net impaired debt securities classified as loans were US$1,010 million as at October 31, 2010, compared to $US181 million as at October 31, 2009. Covered impaired loans were US$32 million as at October 31, 2010.
Reported non-interest expenses for the quarter were US$741 million, a decrease of $10 million, compared with the fourth quarter last year. On an adjusted basis, non-interest expenses for the quarter were US$714 million, an increase of US$91 million, or 15%, primarily due to operating expenses associated with recent acquisitions, new store expenses, and investments in infrastructure.
The average FTE staffing levels increased by 1,862, or 10%, compared with the fourth quarter last year. This increase resulted from the recent acquisitions and 32 new store openings since the fourth quarter last year. The reported efficiency ratio for the quarter improved to 62.6%, compared with 72.4% in the fourth quarter last year. The adjusted efficiency ratio for the quarter was essentially flat to the prior year quarter at 60.4%.

Quarterly comparison - Q4 2010 vs. Q3 2010
U.S. Personal and Commercial Banking net income, in Canadian dollar terms, for the quarter decreased $17 million, or 6%, on a reported basis, and decreased $4 million, on an adjusted basis, compared with the prior quarter. Adjusted net income for the current and prior year excluded integration and restructuring charges relating to acquisitions. The annualized return on invested capital for the quarter was 6.3%, compared with 6.4% in the prior quarter.
In U.S. dollar terms, revenue for the quarter increased US$7 million compared with the prior quarter, primarily due to higher revenue from the recent acquisition, partially offset by $44 million impact of Regulation E on fee revenue. Margin on average earning assets increased by 3 bps to 3.50% compared with the prior quarter, primarily due to higher loan spreads. Compared with the prior quarter, average loans increased US$3.1 billion, or 5%. Excluding acquisitions, average loans increased US$1.0 billion, or 2%, with average business loans increasing US$0.4 billion, or 1%, and average personal loans increasing US$0.6 billion, or 3%. Average deposits increased US$5.1 billion, or 4%. Excluding acquisitions, average deposits increased US$2.6 billion including a US$1.0 billion increase in average deposits of TD Ameritrade IDAs. Average deposit volume excluding the impact of the TD Ameritrade IDAs and acquisitions increased US$1.6 billion, or 2%, with 2% growth in business deposit volume (excluding government), 6% increase in government deposits, and 0.4% growth in personal deposit volume.
Total PCL for the quarter increased US$16 million, or 13%, compared with the prior quarter. PCL for loans increased US$2 million, or 2%, while annualized PCL for loans as a percentage of credit volume was 0.85%, a decrease of 4 bps, compared with the prior quarter. Net impaired loans, excluding debt securities classified as loans that are impaired and covered assets, were US$1,097 million, an increase of US$51 million, or 5%, compared with the prior quarter. The increase was largely due to new formations in the commercial loan portfolio. Net impaired loans, excluding debt securities classified as loans and covered assets, as a percentage of total loans were 1.7%, an improvement of 9 bps from the prior quarter. Net impaired debt securities classified as loans were US$1,010 million, an increase of US$43 million, or 5%, compared with the prior quarter. PCL for debt securities classified as loans increased US$14 million compared with the prior quarter.
   Non-interest expenses for the quarter increased US$45 million, or 7%, on a reported basis, and increased US$26 million, or 4%, on an adjusted basis, compared with the prior quarter, primarily due to the recent acquisition of The South Financial Group, Inc.
   The average FTE staffing levels increased by 923, or 5%, compared with the prior quarter, primarily driven by the recent acquisition of South Financial. The reported efficiency ratio for the quarter worsened to 62.6%, compared with 59.2% in the prior quarter. The adjusted efficiency ratio for the quarter worsened to 60.4%, compared with 58.5% in the prior quarter, due primarily to the impact of the South Financial acquisition.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 13

Wholesale Banking
(millions of Canadian dollars, except as noted)	For the three months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009
Net interest income (TEB)	$416	$430	$579
Non-interest income	261	146	307
Total revenue	677	576	886
Provision for credit losses	23	(16)	7
Non-interest expenses	324	323	347
Net income − reported	95	179	372
Adjustments for items of note, net of income taxes1
Agreement with Canada Revenue Agency	121	-	-
Net income − adjusted	216	179	372
Selected volumes and ratios
Risk-weighted assets (billions of Canadian dollars)	32	32	34
Return on invested capital	25.6%	22.7%	46.0%
Efficiency ratio - reported	47.9%	56.1%	39.2%
Average number of full-time equivalent staff	3,373	3,291	3,057
1	For explanations of items of note, see the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison – Q4 2010 vs. Q4 2009
Wholesale Banking reported net income for the quarter was $95 million, a decrease of $277 million, or 74%, on a reported basis, and $216 million, a decrease of $156 million, or 42%, on an adjusted basis, compared with the fourth quarter last year. There were no items of note in the prior year. The decrease was due to lower fixed income, credit and equity trading, and lower underwriting fees, partially offset by improved currency trading, investment banking income, and gains in the investment portfolio. In the fourth quarter last year, results were very strong as financial markets recovered at a rapid pace resulting in significantly improved asset values and market liquidity. The operating environment in the current quarter had decreased client volumes and offered fewer trading opportunities compared to same quarter last year. The annualized return on invested capital for the quarter was strong at 25.6%, compared with 46.0% in the very strong fourth quarter last year.
Wholesale Banking revenue is derived primarily from capital markets and corporate lending. Revenue for the quarter was $677 million, a decrease of $209 million, or 24%, compared with the fourth quarter last year. Last year, financial markets were rapidly recovering from the credit crisis, and an improved competitive position resulted in tighter credit spreads, increased client flow, and wider bid-offer margins which in turn resulted in strong, broad-based performance with particularly strong results in fixed income and credit trading. Partially offsetting these decreases were improved currency trading from strong client flow and solid trading, higher M&A and advisory fees as market volumes increased compared to low levels in the prior year, as well as security gains in the investment portfolio compared to losses in the prior year.
PCL is composed of specific provisions for credit losses and accrual costs for credit protection net of recoveries of previously recorded provisions. PCL in the quarter was $23 million, an increase of $16 million compared to the fourth quarter last year. Provisions in the current quarter were driven by a single merchant banking exposure. In the fourth quarter last year, PCL was $7 million mainly reflecting the cost of credit protection. Net impaired loans were $42 million, a decrease of $78 million, or 65%, over the fourth quarter last year.
Non-interest expenses for the quarter were $324 million, a decrease of $23 million, or 6%, compared with the fourth quarter last year. The decrease was driven by lower variable compensation partially offset by higher operating costs related to investment in risk and control infrastructure.

Quarterly comparison - Q4 2010 vs. Q3 2010
Wholesale Banking net income for the quarter decreased by $84 million, or 47%, on a reported basis, and increased by $37 million, or 21%, on an adjusted basis, compared with the prior quarter. The increase was primarily due to gains from credit valuation in the current quarter as compared to losses in the prior quarter. The annualized return on invested capital for the quarter was 25.6%, compared with 22.7% in the prior quarter.
Revenue for the quarter increased $101 million, or 18%, compared with the prior quarter, primarily due to improved results in fixed income, equity and currency trading and investment banking fees. Market conditions remained challenging as low interest rate and low volatility persisted, keeping client activity depressed; however, credit spreads tightened in the current quarter which drove credit valuation gains, as compared to losses in the prior quarter where concern over European sovereign debt dampened the markets. Equity derivatives benefitted from increased revenue related to client transactions, and cash equities businesses performed well as a result of improved equity markets and trading opportunities. Investment banking revenue increased primarily due to higher M&A and advisory fees.
PCL for the quarter was $39 million higher than the prior quarter. In the prior quarter, the accrual cost of CDS protection was more than offset by recoveries of previously recorded provisions. Net impaired loans decreased $22 million, or 34%, compared with the prior quarter.
Non-interest expenses for the quarter were $324 million, in line with the prior quarter due to lower variable compensation offset by higher severance and operating expenses.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 14

Corporate
(millions of Canadian dollars)	For the three months ended
	Oct. 31, 2010	July 31, 2010	Oct. 31, 2009
Corporate segment net loss - reported	$(290)	$(304)	$(262)
Adjustments for items of note, net of income taxes1
Amortization of intangibles	115	117	116
Decrease (increase) in fair value of derivatives hedging
the reclassified available-for-sale securities portfolio	8	14	73
Decrease (increase) in fair value of credit default swaps
hedging the corporate loan book, net of provision
for credit losses	4	(9)	19
Total adjustments for items of note	127	122	208
Corporate segment net loss - adjusted	$(163)	$(182)	$(54)

Decomposition of items included in net loss - adjusted
Net securitization	$(2)	$(17)	$(2)
Net corporate expenses	(161)	(80)	(90)
Other	-	(85)	38
Corporate segment net loss - adjusted	$(163)	$(182)	$(54)
1	For explanations of items of note, see the “Non-GAAP Financial Measures - Reconciliation of Adjusted to Reported Net Income” table in the “How We Perform” section of this document.

Quarterly comparison - Q4 2010 vs. Q4 2009
Corporate segment’s reported net loss for the quarter was $290 million, compared with a reported net loss of $262 million in the fourth quarter last year. Adjusted net loss for the quarter was $163 million, compared with an adjusted net loss of $54 million. Compared with the fourth quarter last year, the higher adjusted net loss was primarily attributable to higher net corporate expenses and the impact of favourable tax-related items last year, partially offset by favourable hedging and treasury activities. The current quarter included a charge of $22 million related to a write-down of our investment in Symcor.

Quarterly comparison - Q4 2010 vs. Q3 2010
Corporate segment’s reported net loss for the quarter was $290 million, compared with a reported net loss of $304 million in the prior quarter. Adjusted net loss for the quarter was $163 million, compared with an adjusted net loss of $182 million. The lower adjusted net loss was primarily attributable to favourable hedging and treasury activities and the impact of an unfavourable tax-related item in the prior quarter, partially offset by higher net corporate expenses. The current quarter included the Symcor write-down of $22 million.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 15

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)	As at
	Oct. 31	Oct. 31
	2010	2009
ASSETS
Cash and due from banks	$2,574	$2,414
Interest-bearing deposits with banks	19,136	19,103
	21,710	21,517
Securities
Trading	59,542	54,320
Available-for-sale	102,355	84,841
Held-to-maturity	9,715	9,662
	171,612	148,823
Securities purchased under reverse repurchase agreements	50,658	32,948
Loans
Residential mortgages	71,507	65,665
Consumer instalment and other personal	100,880	94,357
Credit card	8,870	8,152
Business and government	83,481	76,176
Debt securities classified as loans	7,591	11,146
	272,329	255,496
Allowance for loan losses	(2,309)	(2,368)
Loans, net of allowance for loan losses	270,020	253,128
Other
Customers’ liability under acceptances	7,757	9,946
Investment in TD Ameritrade	5,485	5,465
Derivatives	51,675	49,445
Goodwill	14,460	15,015
Other intangibles	2,093	2,546
Land, buildings, and equipment	4,247	4,078
Current income tax receivable	-	238
Other assets	19,828	14,070
	105,545	100,803
Total assets	$619,545	$557,219
LIABILITIES
Deposits
Personal	$249,251	$223,228
Banks	12,508	5,480
Business and government	145,221	126,907
Trading	22,991	35,419
	429,971	391,034
Other
Acceptances	7,757	9,946
Obligations related to securities sold short	23,695	17,641
Obligations related to securities sold under repurchase agreements	25,426	16,472
Derivatives	53,685	48,152
Current income tax payable	352	-
Future income tax liabilities	460	235
Other liabilities	21,316	19,632
	132,691	112,078
Subordinated notes and debentures	12,506	12,383
Liability for preferred shares	582	550
Liability for capital trust securities	-	895
Non-controlling interests in subsidiaries	1,493	1,559
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2010 - 879.7 and Oct. 31, 2009 - 859.6)	16,730	15,357
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2010 - 135.8 and Oct. 31, 2009 - 135.8)	3,395	3,395
Treasury shares - common (millions of shares held: Oct. 31, 2010 - (1.2) and Oct. 31, 2009 - (0.8))	(91)	(15)
Treasury shares - preferred (millions of shares held: Oct. 31, 2010 - nil and Oct. 31, 2009 - nil)	(1)	-
Contributed surplus	305	336
Retained earnings	20,959	18,632
Accumulated other comprehensive income (loss)	1,005	1,015
	42,302	38,720
Total liabilities and shareholders’ equity	$619,545	$557,219
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 16

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2010	2009	2010	2009
Interest income
Loans	$3,293	$3,264	$12,939	$13,691
Securities
Dividends	175	180	737	868
Interest	854	744	3,043	3,886
Deposits with banks	171	84	668	442
	4,493	4,272	17,387	18,887
Interest expense
Deposits	1,203	1,126	4,578	5,818
Subordinated notes and debentures	166	168	667	671
Preferred shares and capital trust securities	7	24	37	94
Other	134	129	562	978
	1,510	1,447	5,844	7,561
Net interest income	2,983	2,825	11,543	11,326
Non-interest income
Investment and securities services	616	591	2,424	2,212
Credit fees	155	168	634	622
Net securities gains (losses)	1	26	75	(437)
Trading income (loss)	119	215	484	685
Service charges	392	385	1,651	1,507
Loan securitizations	124	135	489	468
Card services	210	192	820	733
Insurance, net of claims	238	202	1,028	913
Trust fees	40	33	153	141
Other income (loss)	139	(54)	264	(310)
	2,034	1,893	8,022	6,534
Total revenue	5,017	4,718	19,565	17,860
Provision for credit losses	404	521	1,625	2,480
Non-interest expenses
Salaries and employee benefits	1,485	1,452	5,960	5,839
Occupancy, including depreciation	339	293	1,236	1,213
Equipment, including depreciation	268	246	880	897
Amortization of other intangibles	147	151	592	653
Restructuring costs	-	9	17	36
Marketing and business development	184	158	595	566
Brokerage-related fees	73	70	297	274
Professional and advisory services	281	200	804	740
Communications	64	58	251	239
Other	422	458	1,531	1,754
	3,263	3,095	12,163	12,211
Income before income taxes, non-controlling interests in subsidiaries,
and equity in net income of an associated company	1,350	1,102	5,777	3,169
Provision for income taxes	374	132	1,262	241
Non-controlling interests in subsidiaries, net of income taxes	27	27	106	111
Equity in net income of an associated company, net of income taxes	45	67	235	303
Net income	994	1,010	4,644	3,120
Preferred dividends	48	48	194	167
Net income available to common shareholders	$946	$962	$4,450	$2,953
Average number of common shares outstanding (millions)
Basic	874.9	855.6	867.1	847.1
Diluted	879.7	861.1	872.1	850.1
Earnings per share (Canadian dollars)
Basic	$1.08	$1.12	$5.13	$3.49
Diluted	1.07	1.12	5.10	3.47
Dividends per share (Canadian dollars)	0.61	0.61	2.44	2.44
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 17

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2010	2009	2010	2009
Common shares
Balance at beginning of period	$16,443	$15,118	$15,357	$13,278
Proceeds from shares issued on exercise of stock options	89	112	521	247
Shares issued as a result of dividend reinvestment plan	144	127	546	451
Proceeds from issuance of new shares	-	-	252	1,381
Shares issued on acquisitions	54	-	54	-
Balance at end of period	16,730	15,357	16,730	15,357
Preferred shares
Balance at beginning of period	3,395	3,395	3,395	1,875
Shares issued	-	-	-	1,520
Balance at end of period	3,395	3,395	3,395	3,395
Treasury shares - common
Balance at beginning of period	(88)	(63)	(15)	(79)
Purchase of shares	(512)	(619)	(2,158)	(1,756)
Sale of shares	509	667	2,082	1,820
Balance at end of period	(91)	(15)	(91)	(15)
Treasury shares - preferred
Balance at beginning of period	-	-	-	-
Purchase of shares	(28)	(6)	(63)	(6)
Sale of shares	27	6	62	6
Balance at end of period	(1)	-	(1)	-
Contributed surplus
Balance at beginning of period	313	357	336	392
Net premium (discount) on sale of treasury shares	4	(3)	52	(27)
Stock options	(12)	(18)	(83)	(29)
Balance at end of period	305	336	305	336
Retained earnings
Balance at beginning of period	20,548	18,192	18,632	17,857
Net income due to reporting-period alignment of U.S. entities	-	-	-	4
Transition adjustment on adoption of financial instruments amendments	-	-	-	(59)
Net income	994	1,010	4,644	3,120
Common dividends	(534)	(522)	(2,118)	(2,075)
Preferred dividends	(48)	(48)	(194)	(167)
Share issue expenses	(1)	-	(5)	(48)
Balance at end of period	20,959	18,632	20,959	18,632
Accumulated other comprehensive income (loss)
Balance at beginning of period	725	1,021	1,015	(1,649)
Other comprehensive income due to reporting-period alignment of U.S. entities	-	-	-	329
Transition adjustment on adoption of financial instruments amendments	-	-	-	563
Other comprehensive income (loss) for the period	280	(6)	(10)	1,772
Balance at end of period	1,005	1,015	1,005	1,015
Retained earnings and accumulated other comprehensive income	21,964	19,647	21,964	19,647
Total shareholders’ equity	$42,302	$38,720	$42,302	$38,720
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 18

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2010	2009	2010	2009
Net income	$994	$1,010	$4,644	$3,120
Other comprehensive income (loss), net of income taxes
Change in unrealized gains (losses) on available-for-sale securities, net of hedging activities1	214	347	445	1,129
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities2	(5)	45	9	257
Net change in unrealized foreign currency translation gains (losses) on
investments in subsidiaries, net of hedging activities3,4	(334)	(349)	(1,362)	(72)
Change in net gains (losses) on derivatives designated as cash flow hedges5	613	300	1,955	1,702
Reclassification to earnings of net losses (gains) on cash flow hedges6	(208)	(349)	(1,057)	(1,244)
	280	(6)	(10)	1,772
Comprehensive income (loss) for the period	$1,274	$1,004	$4,634	$4,892
1
Net of income tax provision of $111 million and $229 million, respectively, for the three and twelve months ended October 31, 2010 (three and twelve months ended October 31, 2009 - income tax provision of $154 million and $456 million, respectively).

2
Net of income tax recovery of nil and $5 million, respectively, for the three and twelve months ended October 31, 2010 (three and twelve months ended October 31, 2009 - income tax recovery of $15 million and $148 million, respectively).

3
Net of income tax provision of $35 million and $316 million, respectively, for the three and twelve months ended October 31, 2010 (three and twelve months ended October 31, 2009 - income tax recovery of $58 million and income tax provision of $604 million, respectively).

4
Includes $86 million and $867 million of after-tax gains for the three and twelve months ended October 31, 2010, respectively, (three and twelve months ended October 31, 2009 - after-tax losses of $26 million and after-tax gains of $1,380 million, respectively), arising from hedges of the Bank's investment in foreign operations.

5
Net of income tax provision of $245 million and $865 million, respectively, for the three and twelve months ended October 31, 2010 (three and twelve months ended October 31, 2009 - income tax provision of $153 million and $828 million, respectively).

6
Net of income tax provision of $79 million and $447 million, respectively, for the three and twelve months ended October 31, 2010 (three and twelve months ended October 31, 2009 - income tax provision of $154 million and $552 million, respectively).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 19

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended		For the twelve months ended
	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2010	2009	2010	2009
Cash flows from (used in) operating activities
Net income	$994	$1,010	$4,644	$3,120
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	404	521	1,625	2,480
Restructuring costs	-	9	17	36
Depreciation	185	166	601	600
Amortization of other intangibles	147	151	592	653
Net securities losses (gains)	(1)	(26)	(75)	437
Net gain on securitizations	(79)	(87)	(317)	(321)
Equity in net income of an associated company	(45)	(67)	(235)	(303)
Non-controlling interests	27	27	106	111
Future income taxes	320	399	98	336
Current income taxes receivable and payable	(95)	(426)	590	1,703
Interest receivable and payable	286	148	20	224
Trading securities	(1,144)	(4,564)	(5,222)	5,043
Derivative assets	(3,198)	7,929	(2,230)	33,880
Derivative liabilities	3,294	(7,384)	5,533	(26,137)
Other	(2,222)	2,269	(2,498)	2,781
Net cash from operating activities	(1,127)	75	3,249	24,643
Cash flows from (used in) financing activities
Change in deposits	(218)	2,556	26,645	14,319
Change in securities sold short	636	5,202	6,054	(877)
Change in securities sold under repurchase agreements	187	9,059	8,954	(2,460)
Repayment of subordinated notes and debentures	(35)	(2)	(35)	(20)
Liability for preferred shares and capital trust securities	32	(4)	(863)	1
Translation adjustment on subordinated notes and debentures issued in a
foreign currency and other	157	(34)	158	(37)
Common shares issued	72	89	657	1,544
Sale of treasury shares	540	670	2,196	1,799
Purchase of treasury shares	(540)	(625)	(2,221)	(1,762)
Dividends paid	(438)	(443)	(1,766)	(1,791)
Net proceeds from issuance of preferred shares	-	-	-	1,497
Net cash from (used in) financing activities	393	16,468	39,779	12,213
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	1,341	(3,621)	(33)	(6,313)
Activity in available-for-sale and held-to-maturity securities
Purchases	(16,660)	(21,804)	(80,778)	(92,331)
Proceeds from maturities	10,670	11,092	40,510	43,101
Proceeds from sales	7,127	6,723	23,731	33,022
Net change in loans, net of securitizations	(9,267)	(14,698)	(25,339)	(51,036)
Proceeds from loan securitizations	4,160	6,585	15,580	27,491
Net purchases of premises and equipment	(498)	(357)	(770)	(820)
Securities purchased under reverse repurchase agreements	2,350	(534)	(17,710)	10,275
Net cash acquired from acquisitions	1,125	-	2,024	-
Net cash used in investing activities	348	(16,614)	(42,785)	(36,611)
Effect of exchange rate changes on cash and cash equivalents	(9)	8	(83)	(159)
Net increase (decrease) in cash and cash equivalents	(395)	(63)	160	86
Impact due to reporting-period alignment of U.S. entities	-	-	-	(189)
Cash and cash equivalents at beginning of period	2,969	2,477	2,414	2,517
Cash and cash equivalents at end of period, represented by cash and
due from banks	$2,574	$2,414	$2,574	$2,414
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$1,128	$1,172	$5,865	$8,337
Amount of income taxes paid (refunded) during the period	334	(230)	917	(1,198)
Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 20

Appendix A - Segmented Information

The Bank’s operations and activities are organized around four key business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking, and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment. Results for these segments for the three and twelve months ended October 31 are presented in the following tables:

Results by Business Segment
(millions of Canadian dollars)	For the three months ended
	Canadian Personal				U.S. Personal
	and Commercial		Wealth		and Commercial			Wholesale
	Banking		Management		Banking			Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31		Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2010	2009	2010	2009	2010	2009	1,2	2010	2009	2010	2009	2010	2009
Net interest income	$1,854	$1,668	$97	$67	$962	$840		$416	$579	$(346)	$(329)	$2,983	$2,825
Non-interest income	814	766	542	520	257	273		261	307	160	27	2,034	1,893
Total revenue	2,668	2,434	639	587	1,219	1,113		677	886	(186)	(302)	5,017	4,718
Provision for (reversal of)
credit losses	239	313	-	-	146	216		23	7	(4)	(15)	404	521
Non-interest expenses	1,331	1,226	468	444	763	806		324	347	377	272	3,263	3,095
Income (loss) before
income taxes	1,098	895	171	143	310	91		330	532	(559)	(559)	1,350	1,102
Provision for (recovery of)
income taxes	325	273	53	46	45	(31)		235	160	(284)	(316)	374	132
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-		-	-	27	27	27	27
Equity in net income of an
associated company,
net of income taxes	-	-	33	59	-	-		-	-	12	8	45	67
Net income (loss)	$773	$622	$151	$156	$265	$122		$95	$372	$(290)	$(262)	$994	$1,010
Total assets (billions of
Canadian dollars)
Balance sheet	$198.1	$183.3	$20.8	$20.6	$179.6	$153.8		$188.8	$164.9	$32.2	$34.6	$619.5	$557.2
Securitized3	65.6	57.6	-	-	-	-		4.0	4.1	(19.0)	(13.7)	50.6	48.0

		For the twelve months ended
Net interest income	$7,134	$6,348	$336	$270	$3,579	$3,607		$1,815	$2,488	$(1,321)	$(1,387)	$11,543	$11,326
Non-interest income	3,237	3,101	2,121	1,935	1,180	1,117		1,059	733	425	(352)	8,022	6,534
Total revenue	10,371	9,449	2,457	2,205	4,759	4,724		2,874	3,221	(896)	(1,739)	19,565	17,860
Provision for (reversal of)
credit losses	1,046	1,155	-	-	646	948		25	164	(92)	213	1,625	2,480
Non-interest expenses	4,934	4,725	1,813	1,701	2,910	3,213		1,395	1,417	1,111	1,155	12,163	12,211
Income (loss) before
income taxes	4,391	3,569	644	504	1,203	563		1,454	1,640	(1,915)	(3,107)	5,777	3,169
Provision for (recovery of)
income taxes	1,296	1,097	197	159	230	(70)		588	503	(1,049)	(1,448)	1,262	241
Non-controlling interests
in subsidiaries, net of
income taxes	-	-	-	-	-	-		-	-	106	111	106	111
Equity in net income of an
associated company,
net of income taxes	-	-	194	252	-	-		-	-	41	51	235	303
Net income (loss)	$3,095	$2,472	$641	$597	$973	$633		$866	$1,137	$(931)	$(1,719)	$4,644	$3,120
1	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking include Commerce.
2
As explained in Note 1, effective the second quarter ended April 30, 2009, as a result of the alignment of reporting period of U.S. entities, TD Bank, N.A., which currently operates as TD Bank, America’s Most Convenient Bank, is consolidated using the same period as the Bank.

3	Securitized assets continue to be reported under the segments the original loans originated from.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 21

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving Annual and Quarterly Reports.
Transfer Agent CIBC Mellon Trust Company P.O. Box 7010 Adelaide Street Postal Station Toronto, ON M5C 2W9 416-643-5500 or toll-free at 1-800-387-0825 inquiries@cibcmellon.com or www.cibcmellon.com
Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD Shareholders outside of U.S.: 201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)
A copy of the Bank’s annual report on Form 40-F for fiscal 2010 will be filed with the Securities and Exchange Commission later today and will  be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2010 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail: tdshinfo@td.com.

General Information
Contact Corporate & Public Affairs:
416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Access to Quarterly Results Materials
Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2010 Consolidated Financial Statements and Notes and the 2010 Management’s Discussion and Analysis documents on the TD website at www.td.com/investor/qr_2010.jsp.

TD BANK GROUP • FOURTH QUARTER 2010 EARNINGS NEWS RELEASE	Page 22

Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference call in Toronto, Ontario on December 2, 2010. The call will be webcast live via TD's website at 3 p.m. ET. The call and webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter and fiscal 2010, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at http://www.td.com/investor/qr_2010.jsp on December 2, 2010, before 12 p.m. ET. A listen-only telephone line is available at 416-644-3414 or 1-877-974-0445 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/qr_2010.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 2, 2010, until January 4, 2011, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 4382740, followed by the pound key.

Annual Meeting
Thursday, March 31, 2011
Victoria Conference Centre
Victoria, British Columbia

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD or the Bank). TD is the sixth largest bank in North America by branches and serves approximately 19 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America’s Most Convenient Bank; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 6 million online customers. TD had $620 billion in assets on October 31, 2010. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Mushtak Najarali, Vice President, Investor Relations, 416-308-9030;
Wojtek Dabrowski, Manager, Media Relations, 416-307-8149